Exhibit 23
Consent of Independent Accountants

                    CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration
Statement on Form S-8 (File No. 333-10409) of Woodward Governor Company and
Subsidiaries of our report dated November 8, 2000, relating to the consolidated
financial statements, which appears in the Annual Report to Shareholders, which
is incorporated in this Annual Report on Form 10-K. We also consent to the
incorporation by reference of our report dated November 8, 2000 relating to the
financial statement schedule, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
Chicago, Illinois
December 16, 2000